Mail Stop 6010   October 6, 2008

Richard E. Francis, Jr.
Chairman of the Board and Chief Executive Officer
Symbion, Inc.
40 Burton Hills Boulevard, Suite 500
Nashville, Tennessee 37215

> **Re: Symbion, Inc.**
> **Registration Statement on Form S-4**
> **Filed September 26, 2008**
> **File No. 333-153678**

Dear Mr. Francis:

        We have limited our review of the above referenced filing to only the matters addressed herein. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you have the option to make the semi annual interest payments on the exchange notes by increasing the principal amount of the exchange notes or by issuing PIK notes. We note that these subsequent increases in principal amount or issuances of PIK notes will result in the principal amount of the exchange notes outstanding to exceed the amount being registered on this registration statement. Please provide us your explanation as to how you intend to register the increases in principal amount or issuances of PIK notes for amounts beyond the $184,635,000 registered on this registration statement. We may have further comments after reviewing your response.

                              * * * * *

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct any questions to Sonia Barros at (202) 551-3655.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: James H. Nixon III, Esq.
       Waller Lansden Dortch & Davis, LLP
       511 Union Street, Suite 2700
       Nashville, Tennessee 37219